Mail Stop 5546

July 18, 2008

<u>Via U.S. Mail</u>

Terunobu Maeda
President and Chief Executive Officer
Mizuho Financial Group, Inc.
5-5 Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004, Japan

> **Re: Mizuho Financial Group, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed August 10, 2007**
> **File No. 1-33098**
> **Response Letters Dated October12, 2007, January 18, 2008, and**
> **April 4, 2008**

Dear Mr. Maeda:

    We refer you to our comment letters dated September 21, 2007, November 29, 2007, and March 18, 2008 regarding business contacts with Cuba, Iran, North Korea, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

                            Sincerely,

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Todd Schiffman
       Assistant Director
       Division of Corporation Finance

       Noritaka Kumamoto, Esq.
       Simpson Thacher & Bartlett LLP
       Fax: 011-81-3-5562-6202